Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943

Via Edgar

June 4, 2025

Heather Clark Hugh West Erin Donahue Jennifer Angelini Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Registration Statement on Form S-1 Filed May 9, 2025 File No. 333-287114

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini :

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 20, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are publicly filing an Amended Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

June 4, 2025 Page 2

Registration Statement on Form S-1 filed May 9, 2025

Risk Factors, page 35

1.

We note your response to prior comment 4 and reissue in part. Please revise your tax related risk factor disclosure to address the uncertainties and material risks related to rights ownership referenced in the tax section.

Response: The Company has revised the disclosure on page 57 of the Amended Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 133

2.

We note your response to prior comment 2. Please revise footnote 3, which indicates the sponsor will own 3,648,333 shares following the offering, for consistency with information in the table. Further disclose, by footnote or otherwise, the number of shares that the sponsor will hold following the offering if the overallotment option is exercised, taking into account the non-forfeiture of shares and the additional private placement units to be purchased.

Response: The Company has revised the disclosures on page 133 of the Amended Registration Statement in response to the Staff’s comment.

June 4, 2025 Page 3

3.

Your table of beneficial ownership indicates that Edward Cong Wang owns 3,698,333 shares prior to the offering. Please add footnote disclosure to clarify, if true, that these represent 3,498,333 shares held by the sponsor and 50,000 shares transferred from the sponsor and held directly by Mr. Wang. Include analogous disclosure regarding post offering ownership. Additionally revise the following disclosure to refer to Mr. Wang as appropriate: "Our Sponsor will transfer in an aggregate of 185,000 founder shares) to each of Raymond J. Gibbs, Manuel C. Menendez III, and Stephen Yas upon the effectiveness of the registration statement of which this prospectus forms a part."

Response: The Company has revised the disclosures on page 133 of the Amended Registration Statement in response to the Staff’s comment.

Description of Securities, page 139

4.

The second bullet point refers to 3,713,333 Class B shares held by your initial shareholders and their permitted transferees following the offering. However, this appears inconsistent with disclosure elsewhere indicating that 3,833,333 Class B founder shares are currently outstanding, and 500,000 of such shares will be forfeited if the overallotment option is not exercised, leaving 3,648,333 Class B shares held by the sponsor and permitted transferees. Please revise to reconcile; in this regard, we note that the 380,000 Class A shares underlying private placement units are not taken into account.

Response: The Company has revised the disclosures on page 139 of the Amended Registration Statement in response to the Staff’s comment.

Legal Matters, page 179

5.	We note disclosure that Loeb & Loeb LLP and Forbes Hare LLP are both passing upon the validity of the shares. Please revise to reflect the opinions filed as Exhibits 5.1 and 5.2.

Response: The Company has revised the disclosures on page 179 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

General, page F-1

6.	Please revise to provide updated interim financial statements in your next amendment.

Response: The Company has provided updated interim financial statements in response to the Staff’s comment.

June 4, 2025 Page 4

Signatures, page II-4

7.	Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. Refer to the Instructions to Signatures on Form F-1.

Response: The Company has revised the disclosures on page II-4 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

8.

Please request counsel to revise the legal opinion filed as Exhibit 5.1 to clearly cover the shares that will be issued upon the exercise of rights following completion of the business offering. In addition, please request counsel to revise the penultimate paragraph of the opinion, as this appears to limit reliance. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

Response: The Company’s British Virgin Island Counsel, Forbes Hare LLP, has revised its legal opinion in response to the Staff’s comment.

9.	Please resubmit Exhibit 10.1 in a format that is text-searchable.

Response: The Company has resubmitted Exhibit 10.1 with the Amended Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner